Filed Pursuant To Rule 433

Registration No. 333-275079

January 16, 2024

Grayscale Claims Bragging Rights for First Spot Bitcoin ETF to Begin Trading

The Grayscale Bitcoin Trust's (GBTC) $27 billion of bitcoin and $350 million of daily volume gives Grayscale an advantage versus BlackRock and other wannabe rivals, according to Bloomberg's Eric Balchunas.

By Jamie Crawley, Ian Allison Jan 11, 2024 at 6:07 a.m. EST Updated Jan 11, 2024 at 10:07 a.m. EST

https://www.coindesk.com/markets/2024/01/11/grayscale-claims-bragging-rights-for-first-spot-bitcoin-etf-to-trade/

Grayscale ad at the World Trade Center PATH station in New York (Nikhilesh De/CoinDesk)

CORRECTION (Jan. 11, 12:15 UTC): Removes reference to iShares Bitcoin's pre-market premium.

Grayscale, the manager of GBTC, is claiming bragging rights for being the first of the newly approved crop of spot bitcoin (BTC) exchange-traded funds (ETFs) to begin trading, a representative for the firm said on Thursday.

“I am happy to confirm that GBTC started pre-market trading at 4 am EST this morning,” Grayscale’s head of comms Jennifer Rosenthal said via email.

For full coverage of bitcoin ETFs, click here. Grayscale’s conversion of its $27 billion bitcoin trust into an ETF was finally approved by the Securities and Exchange Commission (SEC) on Wednesday, one of many applicants approved by the U.S. markets regulator for the first time marking a historic milestone for the cryptocurrency industry. GBTC, which is priced at $40.496 in pre-trading on the NYSE Arca, has a markedly higher fee than its competitors, charging investors 1.5%, whereas the rest are charging in the range of 0.2%-0.9%. Grayscale appears to be relying on the head start of its $27 billion in assets giving it a competitive advantage against the pack.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.